EXHIBIT 99.62

FOR IMMEDIATE RELEASE

130 Adelaide Street West, Suite 2200

Toronto, Ontario M5H 3P5

Telephone: (416) 368-9932 or 1 (866) 788-8801

Tuesday, July 12, 2011

Alamos Gold Announces Director Resignation

Alamos Gold Inc. (TSX: AGI) announces that its Board of Directors has accepted the resignation of Leonard Harris effective Tuesday, July 12, 2011, on the occasion of his 84th birthday.

Mr. Harris joined the Board of Alamos in 2003, but his tenure goes back to 1996, the year Alamos Minerals, the predecessor of the Company, went public. Mr. Harris has made tremendous contributions to the Company’s technical and operating teams, serving as Chair of the Board’s Technical, Environmental, Social, Health and Safety Committee since 2006.

Mr. Harris is an industry veteran with over 50 years of experience working in mines worldwide, from Australia to Ghana to Peru. Mr. Harris retired in 1995 as the President and General Manager of Newmont Peru and Vice President of Newmont Latin America. He received the Mining and Metallurgical Society of America’s Gold Medal in recognition of his contribution to the mining industry and commitment to the communities, environment, and economic growth of the countries in which he has worked.

Commenting on Mr. Harris’ departure, John A. McCluskey, Alamos’ President and Chief Executive Officer, stated:

“Len has been an integral part of the Board since the beginning. His technical advice and counsel over the years has helped the Company to develop its Mulatos Mine into one of the lowest cost and highest growth projects in Mexico. I sincerely thank Len for his leadership and wisdom throughout the years, and I wish him all the best in his future endeavours.”

About Alamos

Alamos is an established Canadian-based gold producer that owns and operates the Mulatos Mine in Mexico, and has exploration and development activities in Mexico and Turkey. The Company employs nearly 500 people in Mexico and Turkey and is committed to the highest standards of environmental management, social responsibility, and health and safety for its employees and neighbouring communities. Alamos has over $200 million cash on hand, is debt-free, and unhedged to the price of gold. As of June 30, 2011, Alamos had 117,084,606 common shares outstanding (125,255,506 shares fully diluted), which are traded on the Toronto Stock Exchange under the symbol “AGI”.

TRADING SYMBOL: TSX:AGI

FOR FURTHER INFORMATION, PLEASE CONTACT:

John A. McCluskey	Allan Candelario
President and Chief Executive Officer	Investor Relations
(416) 368-9932	(416) 368-9932 x 206

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

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